Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited)

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	1

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	June 30,	December 31,
As at (in millions of Canadian dollars)	2026	2025

ASSETS
Current assets
Cash and cash equivalents	$384	$367
Accounts receivable and other current assets (Note 5)	1,883	1,695
Prepaid expenses	221	179
Inventories	681	649
Regulatory assets (Note 6)	1,019	915
Total current assets	4,188	3,805
Other assets	1,829	1,782
Regulatory assets (Note 6)	4,187	4,107
Property, plant and equipment, net	53,863	50,886
Intangible assets, net	1,789	1,723
Goodwill	12,908	12,527
Total assets	$78,764	$74,830

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$39	$412
Accounts payable and other current liabilities	3,548	3,503
Regulatory liabilities (Note 6)	469	452
Current installments of long-term debt (Note 7)	3,395	3,146
Total current liabilities	7,451	7,513
Regulatory liabilities (Note 6)	3,989	3,810
Deferred income taxes	5,605	5,292
Long-term debt (Note 7)	32,547	30,723
Finance leases	346	348
Other liabilities	1,362	1,275
Total liabilities	51,300	48,961
Commitments and contingencies (Note 14)
Equity
Common shares (1)	16,376	16,112
Preference shares	1,623	1,623
Additional paid-in capital	4	5
Accumulated other comprehensive income	1,754	1,101
Retained earnings	5,540	4,969
Shareholders' equity	25,297	23,810
Non-controlling interests	2,167	2,059
Total equity	27,464	25,869
Total liabilities and equity	$78,764	$74,830
(1)    No par value. Unlimited authorized shares. 510.9 million and 507.3 million issued and outstanding as at June 30, 2026 and December 31, 2025, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	2

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars, except per share amounts)	2026	2025	2026	2025

Revenue	$2,931	$2,815	$6,334	$6,153

Expenses
Energy supply costs	719	714	1,790	1,754
Operating expenses	866	789	1,711	1,619
Depreciation and amortization	542	512	1,074	1,027
Total expenses	2,127	2,015	4,575	4,400
Operating income	804	800	1,759	1,753
Other income, net (Note 9)	119	105	210	196
Finance charges	387	369	759	739
Earnings before income tax expense	536	536	1,210	1,210
Income tax expense	76	92	188	208
Net earnings	$460	$444	$1,022	$1,002

Net earnings attributable to:
Non-controlling interests	$43	$40	$82	$78
Preference equity shareholders	21	20	43	41
Common equity shareholders	396	384	897	883
	$460	$444	$1,022	$1,002

Earnings per common share (Note 11)
Basic	$0.78	$0.76	$1.76	$1.76
Diluted	$0.78	$0.76	$1.76	$1.76

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2026	2025	2026	2025

Net earnings	$460	$444	$1,022	$1,002

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	428	(1,116)	716	(1,111)
Other (2)	5	(17)	8	(23)
	433	(1,133)	724	(1,134)
Comprehensive income (loss)	$893	$(689)	$1,746	$(132)

Comprehensive income (loss) attributable to:
Non-controlling interests	$85	$(72)	$153	$(34)
Preference equity shareholders	21	20	43	41
Common equity shareholders	787	(637)	1,550	(139)
	$893	$(689)	$1,746	$(132)
(1)Net of hedging activities and income tax recovery of $7 million and $11 million for the three and six months ended June 30, 2026, respectively (three and six months ended June 30, 2025 - income tax expense of $8 million).
(2)Net of income tax expense of $nil and $1 million for the three and six months ended June 30, 2026, respectively (three and six months ended June 30, 2025 - income tax recovery of $4 million and $6 million, respectively).

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	3

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2026	2025	2026	2025

Operating activities
Net earnings	$460	$444	$1,022	$1,002
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	468	454	929	911
Amortization - intangible assets	45	39	88	78
Amortization - other	29	19	57	38
Deferred income tax expense	34	58	65	124
Equity component, allowance for funds used during construction (Note 9)	(49)	(42)	(95)	(81)
Sale of investment tax credits	63	—	63	—
Other	39	7	41	19
Change in long-term regulatory assets and liabilities	27	(43)	(5)	(19)
Change in working capital (Note 12)	13	(132)	67	(55)
Cash from operating activities	1,129	804	2,232	2,017

Investing activities
Additions to property, plant and equipment	(1,601)	(1,479)	(3,104)	(2,962)
Additions to intangible assets	(63)	(65)	(108)	(125)
Contributions in aid of construction	357	144	581	312
Contribution to equity-accounted investee	—	(27)	—	(27)
Other	(34)	(83)	(81)	(133)
Cash used in investing activities	(1,341)	(1,510)	(2,712)	(2,935)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 7)	1,320	96	2,140	1,131
Repayments of long-term debt and finance leases	(783)	(27)	(941)	(62)
Borrowings under committed credit facilities	4,266	3,332	7,486	6,390
Repayments under committed credit facilities	(3,809)	(2,985)	(7,387)	(6,358)
Net change in short-term borrowings	(538)	230	(377)	277
Issue of common shares, net of costs and dividends reinvested	14	9	32	34
Dividends
Common shares, net of dividends reinvested	(212)	(191)	(420)	(383)
Preference shares	(21)	(20)	(43)	(41)
Subsidiary dividends paid to non-controlling interests	(23)	(17)	(48)	(44)
Other	7	10	33	(8)
Cash from financing activities	221	437	475	936
Effect of exchange rate changes on cash and cash equivalents	16	(20)	22	(17)
Change in cash and cash equivalents	25	(289)	17	1
Cash and cash equivalents, beginning of period	359	510	367	220
Cash and cash equivalents, end of period	$384	$221	$384	$221

Supplementary Cash Flow Information (Note 12)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	4

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at March 31, 2026	509.1	$16,247	$1,623	$5	$1,363	$5,144	$2,104	$26,486
Net earnings	—	—	—	—	—	417	43	460
Other comprehensive income	—	—	—	—	391	—	42	433
Common shares issued	1.8	129	—	(1)	—	—	—	128
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(23)	(23)
Dividends on preference shares	—	—	—	—	—	(21)	—	(21)
Other	—	—	—	—	—	—	1	1
As at June 30, 2026	510.9	$16,376	$1,623	$4	$1,754	$5,540	$2,167	$27,464

As at March 31, 2025	501.6	$15,729	$1,623	$6	$2,066	$4,711	$2,058	$26,193
Net earnings	—	—	—	—	—	404	40	444
Other comprehensive loss	—	—	—	—	(1,021)	—	(112)	(1,133)
Common shares issued	2.0	128	—	—	—	—	—	128
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(17)	(17)
Dividends on preference shares	—	—	—	—	—	(20)	—	(20)
Other	—	—	—	—	—	—	(1)	(1)
As at June 30, 2025	503.6	$15,857	$1,623	$6	$1,045	$5,095	$1,968	$25,594

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	5

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the six months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2025	507.3	$16,112	$1,623	$5	$1,101	$4,969	$2,059	$25,869
Net earnings	—	—	—	—	—	940	82	1,022
Other comprehensive income	—	—	—	—	653	—	71	724
Common shares issued	3.6	264	—	(1)	—	—	—	263
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(48)	(48)
Dividends declared on common shares ($0.64 per share)	—	—	—	—	—	(326)	—	(326)
Dividends on preference shares	—	—	—	—	—	(43)	—	(43)
Other	—	—	—	—	—	—	3	3
As at June 30, 2026	510.9	$16,376	$1,623	$4	$1,754	$5,540	$2,167	$27,464

As at December 31, 2024	499.3	$15,589	$1,623	$8	$2,067	$4,521	$2,045	$25,853
Net earnings	—	—	—	—	—	924	78	1,002
Other comprehensive loss	—	—	—	—	(1,022)	—	(112)	(1,134)
Common shares issued	4.3	268	—	(1)	—	—	—	267
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(44)	(44)
Dividends declared on common shares ($0.615 per share)	—	—	—	—	—	(309)	—	(309)
Dividends on preference shares	—	—	—	—	—	(41)	—	(41)
Other	—	—	—	(1)	—	—	1	—
As at June 30, 2025	503.6	$15,857	$1,623	$6	$1,045	$5,095	$1,968	$25,594

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand; (ii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iii) the timing and significance of any regulatory decisions; and (iv) changes in the U.S. dollar-to-Canadian dollar exchange rate. Earnings for the utilities in Canada and New York tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for UNS Energy tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas").

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; and an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"). Also included FortisTCI Limited and Turks and Caicos Utilities Limited (collectively, "FortisTCI") until the September 2, 2025 date of disposition and the 33% equity investment in Belize Electricity Limited ("Belize Electricity") until the October 31, 2025 date of disposition (Note 10).

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, and included non-regulated long-term contracted generation assets in Belize until the October 31, 2025 date of disposition (Note 10).

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2025 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
Transmission Incentives: In 2021, the Federal Energy Regulatory Commission ("FERC") issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") return on common equity ("ROE") incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding are unknown.

UNS Energy
TEP General Rate Application: In June 2025, TEP filed a general rate application with the Arizona Corporation Commission ("ACC") requesting new rates effective September 1, 2026 using a December 31, 2024 test year, with post-test year adjustments through June 30, 2025. The application includes a proposal to phase-out or eliminate certain adjustor mechanisms, and requests an annual formulaic rate adjustment mechanism consistent with the ACC's approval of a formula rate policy statement in 2024. It also requests the deferral of certain costs associated with owning and operating Roadrunner Reserve II for future recovery. In June 2026, the Administrative Law Judge issued an extension of the procedural schedule such that a final decision on the rate case will be issued by November 17, 2026.

The Residential Utility Consumer Office has challenged the ACC's authority to implement a formula rate framework through a policy statement, and in November 2025, the Arizona Court of Appeals ruled that the Residential Utility Consumer Office may proceed with its challenge. The timing and outcome of these regulatory and legal proceedings are unknown. The ACC has previously approved adjustor mechanisms, including formula-based mechanisms, in rate cases.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	7

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
2. REGULATORY MATTERS (cont'd)

UNS Gas General Rate Application: In February 2026, the ACC issued an order approving an allowed ROE of 9.61% and a 56% common equity component of capital structure. The order also approved an annual formulaic rate adjustment mechanism including a range of +/- 50 basis points around the allowed ROE and the inclusion of post-test year adjustments. New rates became effective March 1, 2026.

FortisAlberta
Third Performance-based Rate-setting ("PBR") Term Decision: In 2023, the Alberta Utilities Commission ("AUC") issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal of Alberta ("Court of Appeal") on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which was heard in January 2026. A decision is expected in the third quarter of 2026.

Depreciation Study: In May 2026, the AUC approved the negotiated settlement agreement that had been reached with respect to FortisAlberta's depreciation study. The corresponding reduction in FortisAlberta's depreciation rates has resulted in a true-up of $130 million. The settlement of the true-up will be addressed in a future rate application, with no impact to earnings anticipated as the related updates to revenue and depreciation expense are expected to be neutral.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2025 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2025 Annual Financial Statements.

Future Accounting Pronouncements
Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

Internal-Use Software: ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, is effective for Fortis on January 1, 2028. The ASU may be adopted prospectively, retrospectively, or using a modified transition approach, and early adoption is permitted. The ASU removes references to development stages and requires capitalization of software costs once funding is authorized and project completion is probable, including assessment of whether significant development uncertainty exists. The guidance also clarifies that all capitalized internal-use software costs must follow the disclosure requirements in Subtopic 360-10, Property, Plant and Equipment. Fortis is assessing the impact on its consolidated financial statements and disclosures.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	8

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
4. SEGMENTED INFORMATION

Fortis' President and Chief Executive Officer is considered the chief operating decision maker ("CODM") for purposes of reviewing segment performance. Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by the CODM in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders, and this measure is used consistently in the evaluation of actual segment performance as well as in the Corporation’s business plan and forecasting processes.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2026 and 2025. Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at June 30, 2026 and December 31, 2025, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2026 and 2025.

										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Quarter ended June 30, 2026
Revenue	659	707	401	392	213	127	432	2,931	—	—	2,931
Energy supply costs	—	219	141	92	—	23	244	719	—	—	719
Operating expenses	176	231	180	115	53	39	60	854	12	—	866
Depreciation and amortization	130	112	43	102	80	21	53	541	1	—	542
Operating income	353	145	37	83	80	44	75	817	(13)	—	804
Other income, net	31	25	21	15	2	2	9	105	14	—	119
Finance charges	145	42	25	37	36	20	21	326	61	—	387
Income tax expense	53	14	8	11	3	2	9	100	(24)	—	76
Net earnings	186	114	25	50	43	24	54	496	(36)	—	460
Non-controlling interests	34	—	—	1	—	—	8	43	—	—	43
Preference share dividends	—	—	—	—	—	—	—	—	21	—	21
Net earnings attributable to common equity shareholders	152	114	25	49	43	24	46	453	(57)	—	396

Additions to property, plant and equipment and intangible assets	472	258	115	507	154	56	102	1,664	—	—	1,664

As at June 30, 2026
Goodwill	8,712	1,961	640	913	231	235	216	12,908	—	—	12,908
Total assets	29,487	15,949	6,935	11,022	6,723	3,029	5,353	78,498	276	(10)	78,764

Quarter ended June 30, 2025
Revenue	614	694	347	372	207	126	447	2,807	8	—	2,815
Energy supply costs	—	246	104	97	—	25	242	714	—	—	714
Operating expenses	154	203	166	105	52	36	63	779	10	—	789
Depreciation and amortization	119	105	38	90	77	20	61	510	2	—	512
Operating income	341	140	39	80	78	45	81	804	(4)	—	800
Other income, net	18	21	17	13	2	1	4	76	29	—	105
Finance charges	128	43	23	36	34	20	24	308	61	—	369
Income tax expense	56	14	8	10	5	5	8	106	(14)	—	92
Net earnings	175	104	25	47	41	21	53	466	(22)	—	444
Non-controlling interests	32	—	—	1	—	—	7	40	—	—	40
Preference share dividends	—	—	—	—	—	—	—	—	20	—	20
Net earnings attributable to common equity shareholders	143	104	25	46	41	21	46	426	(42)	—	384

Additions to property, plant and equipment and intangible assets	419	454	110	240	148	43	129	1,543	1	—	1,544

As at June 30, 2025
Goodwill	8,351	1,880	614	913	231	235	259	12,483	—	—	12,483
Total assets	26,566	14,496	6,065	10,253	6,317	2,856	5,830	72,383	417	(11)	72,789

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	9

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
4. SEGMENTED INFORMATION (cont'd)

										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Year-to-date June 30, 2026
Revenue	1,307	1,302	967	1,088	421	278	971	6,334	—	—	6,334
Energy supply costs	—	423	367	328	—	69	603	1,790	—	—	1,790
Operating expenses	350	434	371	223	102	77	124	1,681	30	—	1,711
Depreciation and amortization	254	221	85	206	160	43	104	1,073	1	—	1,074
Operating income	703	224	144	331	159	89	140	1,790	(31)	—	1,759
Other income, net	53	43	43	27	3	3	18	190	20	—	210
Finance charges	275	82	50	75	71	41	41	635	124	—	759
Income tax expense	107	20	33	62	7	5	19	253	(65)	—	188
Net earnings	374	165	104	221	84	46	98	1,092	(70)	—	1,022
Non-controlling interests	69	—	—	1	—	—	12	82	—	—	82
Preference share dividends	—	—	—	—	—	—	—	—	43	—	43
Net earnings attributable to common equity shareholders	305	165	104	220	84	46	86	1,010	(113)	—	897

Additions to property, plant and equipment and intangible assets	1,018	517	210	856	328	98	185	3,212	—	—	3,212

As at June 30, 2026
Goodwill	8,712	1,961	640	913	231	235	216	12,908	—	—	12,908
Total assets	29,487	15,949	6,935	11,022	6,723	3,029	5,353	78,498	276	(10)	78,764

Year-to-date June 30, 2025
Revenue	1,245	1,374	820	1,017	408	279	993	6,136	17	—	6,153
Energy supply costs	—	505	261	319	—	78	591	1,754	—	—	1,754
Operating expenses	317	397	352	211	102	72	132	1,583	36	—	1,619
Depreciation and amortization	240	213	78	179	153	40	120	1,023	4	—	1,027
Operating income	688	259	129	308	153	89	150	1,776	(23)	—	1,753
Other income, net	39	39	37	24	3	2	12	156	40	—	196
Finance charges	258	85	48	76	67	40	46	620	119	—	739
Income tax expense	110	28	28	53	11	9	17	256	(48)	—	208
Net earnings	359	185	90	203	78	42	99	1,056	(54)	—	1,002
Non-controlling interests	66	—	—	1	—	—	11	78	—	—	78
Preference share dividends	—	—	—	—	—	—	—	—	41	—	41
Net earnings attributable to common equity shareholders	293	185	90	202	78	42	88	978	(95)	—	883

Additions to property, plant and equipment and intangible assets	928	743	209	577	288	77	263	3,085	2	—	3,087

As at June 30, 2025
Goodwill	8,351	1,880	614	913	231	235	259	12,483	—	—	12,483
Total assets	26,566	14,496	6,065	10,253	6,317	2,856	5,830	72,383	417	(11)	72,789

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	10

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2026	2025	2026	2025
Periods ended June 30
Balance, beginning of period	(78)	(77)	(80)	(78)
Credit loss expense	(10)	(7)	(24)	(14)
Credit loss deferral	(8)	(12)	(7)	(17)
Write-offs, net of recoveries	20	19	36	32
Foreign exchange	(1)	3	(2)	3
Balance, end of period	(77)	(74)	(77)	(74)
See Note 13 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2025 Annual Financial Statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2026	2025
Regulatory assets
Deferred income taxes	2,507	2,424
Deferred energy management costs	699	701
Rate stabilization and related accounts	590	552
Employee future benefits	194	192
Deferred lease costs	166	145
Derivatives	129	135
Deferred restoration costs	116	109
Manufactured gas plant site remediation deferral	91	84
Business development deposit tax	67	58
Roadrunner Reserve 1 cost deferral	50	23
Generation early retirement costs	46	49
Meter cost recovery	34	37
Other regulatory assets	517	513
Total regulatory assets	5,206	5,022
Less: Current portion	(1,019)	(915)
Long-term regulatory assets	4,187	4,107

Regulatory liabilities
Future cost of removal	1,958	1,853
Deferred income taxes	1,420	1,349
Employee future benefits	454	467
Rate stabilization and related accounts	186	183
Renewable energy surcharge	175	164
Energy efficiency liability	69	68
Other regulatory liabilities	196	178
Total regulatory liabilities	4,458	4,262
Less: Current portion	(469)	(452)
Long-term regulatory liabilities	3,989	3,810

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	11

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
7. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2026	2025
Long-term debt	34,503	32,542
Credit facility borrowings	1,638	1,515
Total long-term debt	36,141	34,057
Less: Deferred financing costs and debt discounts	(199)	(188)
Less: Current installments of long-term debt	(3,395)	(3,146)
	32,547	30,723

Significant Long-Term Debt Issuances		Interest
Year-to-date June 30, 2026	Month	Rate		Amount	Use of
($ millions, except as noted)	Issued	(%)	Maturity	($ millions)	Proceeds
ITC
Secured senior notes	January	5.08	2036	US $125	(1) (2) (3)
Secured senior notes	January	5.71	2046	US $125	(1) (2) (3)
First mortgage bonds	March	4.78	2034	US $175	(1) (2) (3)
First mortgage bonds	March	4.86	2035	US $175	(1) (2) (3)
Unsecured senior notes	April	4.88	2031	US $500	(1) (3) (4)
Unsecured senior notes	April	5.50	2036	US $400	(1) (3) (4)
Central Hudson
Unsecured senior notes	April	(5)	(5)	US $70	(1) (3)
(1) Repay short-term and/or credit facility borrowings
(2) Fund capital expenditures
(3) General corporate purposes
(4) Repay maturing long-term debt
(5) Comprised of US$25 million at 5.51% due in 2036, US$35 million at 5.86% due in 2041 and US$10 million at 6.01% due in 2046

In July 2026, ITC issued US$50 million of 18-year, 5.41% first mortgage bonds and US$100 million of 21-year, 5.53% first mortgage bonds. Proceeds will be used to repay credit facility borrowings, fund capital expenditures, and for general corporate purposes.

In July 2026, FortisAlberta issued $200 million of 30-year, 4.92% senior unsecured debentures. Proceeds will be used to repay credit facility borrowings, fund capital expenditures, and for general corporate purposes.

In March 2026, Fortis redeemed US$115 million of its U.S. dollar-denominated unsecured senior notes with original maturities ranging from 2029 to 2044, and in August 2026 Fortis will redeem US$75 million of its U.S. dollar-denominated unsecured senior notes with an original maturity in 2040.

In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis re-established the at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at June 30, 2026, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2026	2025
Total credit facilities	4,307	1,585	5,892	5,773
Credit facilities utilized:
Short-term borrowings (1)	(39)	—	(39)	(412)
Long-term debt (including current portion) (2)	(1,366)	(272)	(1,638)	(1,515)
Letters of credit outstanding	(83)	(22)	(105)	(105)
Credit facilities unutilized	2,819	1,291	4,110	3,741
(1)    The weighted average interest rate was 4.5% (December 31, 2025 - 4.2%).
(2)    The weighted average interest rate was 3.8% (December 31, 2025 - 3.8%). The current portion was $1,322 million (December 31, 2025 - $707 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.5 billion of the total credit facilities are committed with maturities ranging from 2027 through 2031.

See Note 14 in the 2025 Annual Financial Statements for a description of the credit facilities as at December 31, 2025. In May 2026, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2031.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	12

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
8. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2026	2025	2026	2025
Quarter ended June 30
Service costs	18	18	6	5
Interest costs	44	43	7	7
Expected return on plan assets	(57)	(53)	(7)	(7)
Amortization of actuarial gains	(6)	(4)	(7)	(6)
Amortization of past service credits/plan amendments	2	—	—	—
Regulatory adjustments	(1)	—	—	2
Net benefit cost	—	4	(1)	1

Year-to-date June 30
Service costs	36	36	11	11
Interest costs	88	86	15	15
Expected return on plan assets	(114)	(107)	(15)	(14)
Amortization of actuarial gains	(13)	(8)	(13)	(12)
Amortization of past service credits/plan amendments	3	—	—	—
Regulatory adjustments	(1)	(1)	—	4
Net benefit cost	(1)	6	(2)	4

Defined contribution pension plan expense for the three and six months ended June 30, 2026 was $18 million and $37 million (three and six months ended June 30, 2025 - $16 million and $35 million, respectively).

9. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2026	2025	2026	2025
Periods ended June 30
Equity component, allowance for funds used during construction	49	42	95	81
Non-service component of net periodic benefit cost	26	20	51	39
Interest income	20	10	30	22
Equity income	4	1	9	7
Gain on derivatives, net	—	19	6	32
Other	20	13	19	15
	119	105	210	196

10. DISPOSITIONS

In September 2025, Fortis sold FortisTCI which contributed net earnings of $7 million and $12 million for the three and six months ended June 30, 2025, respectively, and $19 million for the eight-month period through the September 2, 2025 disposition date.

In October 2025, Fortis sold Fortis Belize and its 33% ownership in Belize Electricity which combined to contribute net earnings of $1 million and $8 million for the three and six months ended June 30, 2025, respectively, and $17 million for the ten-month period through the October 31, 2025 disposition date.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	13

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
11. EARNINGS PER COMMON SHARE

	2026			2025
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended June 30
Basic EPS	396	510.0	0.78	384	502.6	0.76
Potential dilutive effect of stock-based compensation	—	0.2		—	0.3
Diluted EPS	396	510.2	0.78	384	502.9	0.76

Year-to-date June 30
Basic EPS	897	509.1	1.76	883	501.5	1.76
Potential dilutive effect of stock-based compensation	—	0.2		—	0.3
Diluted EPS	897	509.3	1.76	883	501.8	1.76

12. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2026	2025	2026	2025
Periods ended June 30
Change in working capital
Accounts receivable and other current assets	61	106	65	82
Prepaid expenses	(30)	(25)	(39)	(20)
Inventories	(24)	(36)	(10)	(32)
Regulatory assets - current portion	(33)	24	(35)	20
Accounts payable and other current liabilities	(7)	(173)	54	(40)
Regulatory liabilities - current portion	46	(28)	32	(65)
	13	(132)	67	(55)

Non-cash financing activity
Common share dividends reinvested	114	118	231	233

As at June 30			2026	2025
Non-cash investing activities
Accrued capital expenditures			858	664
Accrued contributions in aid of construction			13	10

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, gas supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	14

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2026, unrealized losses of $129 million (December 31, 2025 - $135 million) were recognized as regulatory assets and unrealized gains of $15 million (December 31, 2025 - $37 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information. Gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and six months ended June 30, 2026, gains of $2 million and $24 million were recognized in revenue, respectively (three and six months ended June 30, 2025 - gains of $1 million and $32 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $92 million and terms up to three years expiring at varying dates through January 2028. Fair value is measured using an income valuation approach based on forward pricing curves. Gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2026, gains of $7 million and $18 million were recognized in other income, net, respectively (three and six months ended June 30, 2025 - losses of $1 million and gains of $9 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through June 2028 and have a combined notional amount of US$531 million. Fair value was measured using independent third-party information. Gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2026, losses of $7 million and $12 million were recognized in other income, net, respectively (three and six months ended June 30, 2025 - gains of $18 million and $19 million, respectively).

Interest Rate Contracts
ITC has entered into five-year interest rate swap contracts with a combined notional value of US$150 million which will be used to manage interest rate risk associated with forecasted debt issuances. Fair value was measured using a discounted cash flow method based on secured overnight financing rates ("SOFR"). Gains and losses associated with the changes in fair value are recognized in other comprehensive income, and are expected to be reclassified to earnings as a component of interest expense over the first 5 years of the related debt. Gains of US$1 million and US$2 million were recorded in other comprehensive income for the three and six months ended June 30, 2026, respectively (three and six months ended June 30, 2025 - losses of US$4 million and US$8 million, respectively).

During the first quarter of 2026, ITC settled interest rate swap contracts with a combined notional value of US$705 million. Gains of US$4 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over 5 years.

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR. During the three and six months ended June 30, 2026, losses of $5 million and $13 million, respectively were recorded in other comprehensive income (three and six months ended June 30, 2025 - gains of $21 million and $17 million, respectively).

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	15

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Recurring Fair Value Measures
The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2026
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	43	—	43
Energy contracts not subject to regulatory deferral (2)	—	18	—	18
Total return swaps and interest rate contracts (2)	—	39	—	39
Other investments (4)	200	—	—	200
	200	100	—	300
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(157)	—	(157)
Energy contracts not subject to regulatory deferral (5)	—	(1)	—	(1)
Cross-currency interest rate swaps and foreign exchange contracts (5)	—	(43)	—	(43)
	—	(201)	—	(201)
As at December 31, 2025
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	51	—	51
Energy contracts not subject to regulatory deferral (2)	—	4	—	4
Total return swaps and foreign exchange contracts (2)	—	37	—	37
Other investments (4)	190	—	—	190
	190	92	—	282
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(149)	—	(149)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Interest rate contracts and cross-currency interest rate swaps (5)	—	(23)	—	(23)
	—	(174)	—	(174)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Gains and losses arising from changes in the fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of wholesale trading contracts and certain gas swap contracts.
(4)UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. The fair value of these investments is included in cash and cash equivalents and other assets, with gains and losses recognized in other income, net.
(5)Included in accounts payable and other current liabilities or other liabilities

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Posted/(Received)	Net Amount
As at June 30, 2026
Derivative assets	61	(26)	12	47
Derivative liabilities	(158)	26	—	(132)

As at December 31, 2025
Derivative assets	55	(29)	15	41
Derivative liabilities	(151)	29	—	(122)

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	16

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Volume of Derivative Activity
As at June 30, 2026, the Corporation had various energy contracts that will settle on various dates through 2032. The volumes related to electricity and natural gas derivatives are outlined below.

		As at
	June 30,		December 31,
	2026		2025
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	908		890
Electricity power purchase contracts (GWh)	469		395
Gas swap contracts (PJ)	167		183
Gas supply contracts (PJ)	139		147
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	4,291		1,430
Gas swap contracts (PJ)	2		2
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by the Midcontinent Independent System Operator by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as its distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to contact customers regarding past-due balances and collection efforts are ongoing. Under its regulatory framework, Central Hudson can defer uncollectible write-offs above the amounts collected in customer rates for future recovery.

ITC, UNS Energy, Central Hudson, FortisBC Energy, and Fortis may be exposed to credit risk in the event of non-performance by counterparties to derivative contracts. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $83 million as at June 30, 2026 (December 31, 2025 - $99 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, and Caribbean Utilities is the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at June 30, 2026, US$1.8 billion (December 31, 2025 - US$1.9 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$13.5 billion (December 31, 2025 - US$13.2 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2026, the carrying value of long-term debt, including current portion, was $36.1 billion (December 31, 2025 - $34.1 billion) compared to an estimated fair value of $34.1 billion (December 31, 2025 - $32.3 billion).

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	17

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2026 and 2025
14. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2025 Annual Financial Statements, except as detailed below.

In April 2026, TEP entered into a 20-year gas transportation precedent agreement and amended a previously signed 25-year gas transportation precedent agreement. The agreements support the development of new pipelines, expected to be in service in 2029, which will be owned and operated by third-parties. The purchase commitments are expected to begin in 2029, and are estimated to be US$1.0 billion over the 20-year agreement and an incremental US$1.1 billion over the 25-year agreement. The purchase commitments are conditional on the construction and commercial operation of the new pipelines.

In March 2026, UNS Electric signed a 20-year renewable power purchase agreement for US$279 million of solar energy, pending commercial operation which is expected in 2028.

Contingency
In November 2023, an explosion and fire occurred at a residence located in Wappingers Falls, New York, while a contractor was performing work on Central Hudson’s natural gas infrastructure adjacent to the residence. Civil actions seeking damages for bodily injuries, property damage and punitive damages remain pending. Based on developments during the second quarter, including Court orders and the results of mediation and subsequent discussions with plaintiffs, Central Hudson has increased its contingent liability arising from the lawsuits to US$105 million as of June 30, 2026. Central Hudson has recorded an insurance receivable in the same amount as it believes its insurance will satisfy its liability arising from the incident and related lawsuits. Based on the facts currently known, management believes the ultimate resolution of these matters will not have a material adverse effect on the financial position, results of operations, or cash flows of the Corporation.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	18